Exhibit 1

                                                   [GPC biotech Logo omitted]

Press Release

                              FOR IMMEDIATE RELEASE

           GPC Biotech Reports Financial Results for Fiscal Year 2005

    o Cash and cash equivalents of (euro) 95.2 million as of December 31, 2005; further strengthened by additional (euro) 67.5 million received in Q1 2006

    o    Year highlighted by key achievements:

              - Completion of patient enrollment in satraplatin Phase 3 registrational trial

              -    Start of rolling NDA submission

              - Signing of major co-development and license agreement with Pharmion, worth up to $270 million plus royalties on net sales

    o    Revenues in 2006 expected to about double



Martinsried/Munich (Germany), and Waltham, Mass. and Princeton, N.J., March 15, 2006 -- GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ:
GPCB) today reported financial results for the fourth quarter and fiscal year ended December 31, 2005.


Quarter over quarter results: fourth quarter 2005 compared to third quarter 2005 Revenues for the fourth quarter of 2005 increased 33% to (euro) 2.8 million compared to (euro) 2.1 million for the previous quarter. Research and development (R&D) expenses increased 5% to (euro) 15.6 million for the fourth quarter of 2005 compared to (euro) 14.8 million for the third quarter of 2005. General and administrative (G&A) expenses for the fourth quarter of 2005 increased 20% to (euro) 5.5 million compared to (euro) 4.6 million for the previous quarter. The Company's net loss increased 4% to (euro) (17.2) million in the fourth quarter of 2005, compared to (euro) (16.5) million for the previous quarter. Basic and diluted loss per share was (euro) (0.57) for the fourth quarter of 2005 compared to (euro) (0.55) for the previous quarter.

Comparison to previous year: fourth quarter 2005 compared to fourth quarter 2004 Revenues for the three months ended December 31, 2005 decreased 20% to (euro)
2.8 million compared to (euro) 3.5 million for the same period in 2004. R&D expenses increased 27% for the fourth quarter of 2005 to (euro) 15.6 million compared to (euro) 12.3 million for the same period in 2004. G&A expenses for the fourth quarter of 2005 increased 41% to (euro) 5.5 million compared to
(euro) 3.9 million for the same quarter in 2004. Net loss for the fourth quarter of 2005 increased 25% to (euro) (17.2) million compared to (euro) (13.8) million for the fourth quarter of 2004. Basic and diluted loss per share was (euro) (0.57) for the fourth quarter of 2005 compared to (euro) (0.50) for the same period in 2004.

Fiscal year 2005 compared to fiscal year 2004
As anticipated, revenues decreased 26% to (euro)9.3 million for the fiscal year ended December 31, 2005, compared to (euro)12.6 million for the same period in 2004. As the ongoing collaboration with ALTANA Pharma matures, the expected reduction in revenues under this collaboration led to the reduction in total revenues compared to the previous year. No revenues from the co-development and license agreement with Pharmion were recognized in fiscal year 2005. R&D expenses increased 39% to

(euro) 55.7 million for 2005 compared to (euro) 40.0 million for 2004. The increase was mainly due to increased drug development activities, including the continued ramp-up of patient enrollment in the satraplatin SPARC Phase 3 registrational trial, as well as increased drug discovery efforts following the acquisition of the assets of Axxima Pharmaceuticals in early 2005. In 2005, G&A expenses amounted to (euro)20.6 million. G&A expenses for 2005 include a charge related to the contractual loss on a sublease of (euro) 3.0 million. Excluding this charge related to the sublease, G&A expenses increased 33% to (euro)17.6 million compared to (euro)13.2 million for 2004. Net loss increased 56% to

(euro) (62.2) million compared to (euro) (39.9) million for 2004. Basic and diluted loss per share was (euro) (2.08) compared to (euro) (1.60) for 2004.

As of December 31, 2005, cash, cash equivalents, marketable securities and short-term investments totaled (euro) 95.2 million (December 31, 2004: (euro)
131.0 million), including (euro) 1.6 million in restricted cash. The net cash burn was (euro) 47.3 million for 2005. Net cash burn is derived by adding net cash used in operating activities ((euro) 42.8 million) and purchases of property, equipment and licenses ((euro) 4.5 million). The figures used to calculate net cash burn are contained in the Company's consolidated statements of cash flows for the twelve-month period ended December 31, 2005. Net cash burn was (euro) 10.8 million for the fourth quarter of 2005, (euro) 12.9 million for the third quarter of 2005, (euro) 11.9 million for the second quarter of 2005 and (euro) 11.6 million for the first quarter of 2005.


Of note, in the first quarter of 2006, the Company received an additional (euro)
67.5 million from an upfront development-related payment of (euro) 31.3 million from its partner Pharmion in connection with the co-development and license agreement signed in December 2005 and (euro) 36.2 million through a private placement with two investment companies owned by SAP co-founder Dietmar Hopp and his son, respectively.


"Our financial results for 2005 continue to reflect our expanding efforts to successfully develop our anticancer pipeline, especially satraplatin," said Mirko Scherer, Ph.D., Senior Vice President and Chief Financial Officer. "We expect revenues to approximately double in 2006 compared to 2005. For 2006 we expect R&D expenses to increase moderately compared to 2005 as regulatory-related expenses increase and we initiate new and expand existing clinical trials. Fortunately, our agreement with Pharmion provides us substantial development-related funding as we move satraplatin forward. This important collaboration, in addition to our recent private placement, puts us in a strong financial position at such an important time for our Company."

"During 2005, we took critically important steps to build a sustainable future for GPC Biotech," said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer. "We had several key achievements with our lead drug candidate satraplatin, including reaching target accrual in December in our Phase 3 registrational trial - the SPARC trial - making this one of the fastest-accruing Phase 3 trials for a chemotherapy drug ever to be conducted in prostate cancer. Also in December, we started the rolling NDA submission with the U.S. FDA. In addition to advancing the registrational trial in prostate cancer, we initiated several additional clinical trials for satraplatin, to broadly explore its anti-cancer activity in various other important tumor types, such as breast cancer and non-small cell lung cancer. The year culminated with the signing of a co-development and license agreement with Pharmion for the commercialization of satraplatin in Europe and certain other territories. Under this agreement, we could receive up to $270 million in total payments based upon the achievement of regulatory and sales milestones, in addition to significant royalties on net sales. We also advanced a second anticancer drug candidate - the monoclonal antibody 1D09C3 - into the clinic and acquired substantially all of the assets and hired many of the discovery scientists of another biotechnology company to enhance our own oncology drug discovery engine."

Dr. Seizinger continued, "The year 2006 promises to be even more important as we expect to see efficacy data from our Phase 3 registrational trial for satraplatin. Provided these data are positive, our goal is to then complete the NDA filing for marketing approval of satraplatin in the U.S. by the end of this year and file through our partner Pharmion in Europe in the first quarter of 2007. We look forward to another successful year as we continue to drive forward satraplatin, as well as our other anticancer programs."

Highlights since third quarter of 2005 update

         Satraplatin

    o Signing of co-development and license agreement with Pharmion for the commercialization of satraplatin in Europe, the Middle East, Australia and New Zealand, involving a payment of $37.1 ((euro) 31.3) million already received by GPC Biotech and in total payments of up to $270 million based upon the achievement of regulatory and sales milestones plus royalties

    o Satraplatin Phase 3 registrational trial (SPARC) fully accrued with a total of 950 patients

    o Start rolling NDA submission for satraplatin - CMC section submitted to U.S. FDA

    o Start of Phase 2 trial evaluating satraplatin in patients with metastatic breast cancer

    o Start of Phase 2 trial evaluating satraplatin plus Taxol(R) in patients with advanced non-small cell lung cancer

    o Start of Phase 1 trial evaluating satraplatin plus Taxotere(R) in patients with advanced solid tumors; trial is evaluating a different dosing schedule with Taxotere compared to trial started in mid-2005


         Additional achievements

    o Private placement with two investment companies owned by SAP co-founder Dietmar Hopp and his son, respectively, raising (euro) 36.2 million

    o Start of additional Phase 1 clinical trial with 1D09C3 anticancer monoclonal antibody

    o Granting of orphan drug designation for 1D09C3 by European Commission for chronic lymphocytic leukemia and multiple myeloma


Company provides update on satraplatin SPARC Phase 3 registrational trial

GPC Biotech also provided an update on the SPARC trial, which is evaluating satraplatin plus prednisone as a second-line chemotherapy treatment for hormone-refractory prostate cancer (HRPC). The Company reported that a total of 950 patients had been enrolled in the trial, with 60% of patients from Europe, 27% from the U.S. and Canada and 13% from South America. The Company also reported that the independent Data Monitoring Board for the SPARC trial has now set a date for the interim efficacy analysis, which will be held in late April. The Company reiterated its expectation that the trial will continue to its completion, with full progression-free survival data available in the second half of 2006.

Conference call scheduled

As previously announced, the Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available via the Web site following the live event. The call, which will be conducted in English, will be held on Wednesday, March 15, 2006 at 14:00 CET/8:00 AM EST. The dial-in numbers for the call are as follows:

         European participants: 0049 (0)69 500 71846
         U.S. participants: 1-800-599-9816 (toll-free)


GPC Biotech AG is a biopharmaceutical company discovering and developing new anticancer drugs. The Company's lead product candidate -- satraplatin -- has achieved target enrollment in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer. The U.S. FDA has granted fast track designation to satraplatin for this indication, and GPC Biotech has begun the rolling NDA submission process for this compound. GPC biotech is also developing a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and has ongoing drug development and discovery programs that leverage its expertise in kinase inhibitors. GPC

Biotech AG is headquartered in Martinsried/Munich (Germany). The Company's wholly owned U.S. subsidiary has sites in Waltham, Massachusetts and Princeton, New Jersey. For additional information, please visit the Company's Web site at www.gpc-biotech.com.




This press release may contain forward-looking statements, including statements about the progress, timing and completion of research, development, pre-clinical studies and clinical trials for the Company's product candidates; the timing and ultimate success in obtaining regulatory approval in the U.S., Europe or any other jurisdiction for satraplatin or any other product candidates; the Company's ability to market, commercialize, achieve market acceptance for and sell the Company's product candidates; the Company's ability to adequately protect its intellectual property and operate its business without infringing upon the intellectual property rights of others; and the Company's estimates regarding anticipated operating losses, future revenues, capital requirements and needs for additional financing. These forward-looking statements are based on the Company's current expectations and projections about future events and are subject to risks, uncertainties and assumptions. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur. We direct you to the Company's Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2004 and other reports filed with the U.S. Securities and Exchange Commission (SEC) for additional details on the important factors that may affect the Company's future results, performance and achievements. Except as required by law, the Company disclaims any intent or obligation to publicly update or revise these forward-looking statements whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosure the Company makes on its current reports on Form

6-K to the SEC.



Taxol(R) (paclitaxel) is a registered trademark of Bristol-Myers Squibb Company.

Taxotere(R) (docetaxel) is a registered trademark of Aventis Pharma S.A.



For further information, please contact:

GPC Biotech AG
Fraunhoferstr. 20
82152 Martinsried/Munich, Germany

Martin Braendle
Associate Director, Investor Relations & Corporate Communications
Phone: +49 (0)89 8565-2693
ir@gpc-biotech.com




In the U.S.: Laurie Doyle
Associate Director, Investor Relations & Corporate Communications
Phone: +1 781 890 9007 X267
usinvestors@gpc-biotech.com




Additional Media Contact:

Maitland Noonan Russo
Brian Hudspith
Phone: +44 (0)20 7379 5151
bhudspith@maitland.co.uk




                              - Financials follow -

Consolidated Statements of Operations (U.S. GAAP)

in thousand (euro), except share and per share data                  2005              2004            Q4 2005           Q4 2004
------------------------------------------------------------------------------------------------------------------------------------
Collaborative revenues (a)                                           9,341            12,649             2,847             3,503
Total revenues                                                       9,341            12,649             2,847             3,503

Research and development expenses                                   55,684            39,955            15,632            12,300
General and administrative expenses                                 20,590            13,173             5,475             3,878
In-process research and development                                    683              --                --                --
Amortization of intangible assets                                      417               413               145               266
Total operating expenses                                            77,374            53,541            21,252            16,444
------------------------------------------------------------------------------------------------------------------------------------
Operating loss                                                     (68,033)          (40,892)          (18,405)          (12,941)
Other income (expense), net                                          2,938            (1,554)              716            (1,636)
Interest income                                                      2,963             2,618               501               793
Interest expense                                                       (75)              (99)              (14)              (26)
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                           (62,207)          (39,927)          (17,202)          (13,810)


Basic and diluted net loss per share, in euro                        (2.08)            (1.60)            (0.57)            (0.50)
Shares used in computing basic and diluted loss per share       29,877,348        24,950,638        30,128,448        28,704,436

--------------
(a) Revenues from related party
Collaborative revenues                                               9,095            12,588             2,791             3,442

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets (U.S. GAAP)

in thousand (euro), except share data and per share data
                                                                                    December 31,
Assets                                                                   2005           2004
--------------------------------------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                             30,559         59,421
  Marketable securities and short-term investments                      63,061         69,248
  Accounts receivable                                                   31,326             --
  Accounts receivable, related party                                     1,436          1,006
  Prepaid expenses                                                       1,333          1,170
  Other current assets                                                   3,920          4,211
--------------------------------------------------------------------------------------------------------------
Total current assets                                                   131,635        135,056

Property and equipment, net                                              4,103          2,615
Intangible assets, net                                                   1,072          1,133
Other assets, non-current                                                  838            768
Restricted cash                                                          1,615          2,321
--------------------------------------------------------------------------------------------------------------
Total assets                                                           139,263        141,893

Liabilities and shareholders' equity
--------------------------------------------------------------------------------------------------------------
Current liabilities
  Accounts payable                                                       2,141            519
  Accrued expenses and other current liabilities                        11,274          6,910
  Current portion of deferred revenue, related party                     5,228          4,938
  Current portion of deferred revenue                                   19,548             --
--------------------------------------------------------------------------------------------------------------
Total current liabilities                                               38,191         12,367

Deferred revenues, related party, net of current portion                   975          2,925
Deferred revenue, net of current portion                                12,053             --
Convertible bonds                                                        2,334          1,768
Other liabilities, non-current                                           2,177             --

Shareholders' equity
  Ordinary shares, (euro) 1 non-par, notional value;
  Shares authorized: 53,780,630 at December 31, 2005
    and 51,655,630 at December 31, 2004
  Shares issued and outstanding: 30,151,757 at December 31, 2005
    and 28,741,194 at December 31, 2004                                 30,152         28,741
  Additional paid-in capital                                           284,931        266,074
  Accumulated other comprehensive loss                                  (2,093)        (2,732)
  Accumulated deficit                                                 (229,457)      (167,250)
--------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                              83,533        124,833
--------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                             139,263        141,893



See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (U.S. GAAP)

                                                                                Years Ended December 31,
in thousand (euro)                                                                  2005         2004,
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities

Net loss                                                                          (62,207)      (39,927)
Adjustments to reconcile net loss to net cash used in operating activities :
  Depreciation                                                                      3,478         1,568
  Amortization                                                                        417           413
  Compensation cost for stock option plans and convertible bonds                    6,665         3,451
  Loss accrual on sublease contract                                                 2,988            --
  Acquired in-process research and development                                        683            --
  Change in accrued interest income on marketable securities
     and short-term investments                                                       478          (556)
  Bond premium amortization                                                           629           513
  (Gain)/loss on disposal of property and equipment                                   (83)           56
  (Gain)/loss on marketable securities and short-term investments                      --           841
  Changes in operating assets and liabilities:
     Accounts receivable, related party                                              (430)       (1,006)
     Accounts receivable                                                          (31,325)          754
     Other assets, current and non-current                                          1,550        (1,987)
     Accounts payable                                                               1,552           (96)
     Deferred revenue, related party                                               (1,671)       (2,241)
     Deferred revenue                                                              31,602          (165)
     Other liabilities and accrued expenses                                         2,887           566
----------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                             (42,787)      (37,816)

Cash flows from investing activities
Purchases of property, equipment and licenses                                      (4,549)       (1,071)
Proceeds from the sale of property and equipment                                      187            --
Proceeds from sale of marketable securities and short-term investments             35,803         4,289
Purchases of marketable securities and short-term investments                     (31,408)      (20,267)
----------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                    33       (17,049)

Cash flows from financing activities
Proceeds from issuance of shares in asset acquisition, net of payments
  for costs of transaction                                                         10,412            --
Proceeds from equity offering, net of payments for costs of transaction                --        77,976
Proceeds from issuance of convertible bonds                                           580           935
Repayment of convertible bonds                                                         (8)           (4)
Proceeds from exercise of stock options and convertible bonds                         517         2,038
Principal payments under capital lease obligations                                     --          (634)
Principal payments of loans                                                            --          (639)
----------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                          11,501        79,672
Effect of exchange rate changes on cash                                             1,393          (314)
Changes in Restricted cash                                                            998           (19)
Net increase/(decrease) in cash and cash equivalents                              (28,862)       24,474
Cash and cash equivalents at the beginning of the year                             59,421        34,947
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                                   30,559        59,421

Supplemental Information:
  Cash paid for interest                                                              107            63
Non-cash investing and financing activities:
  Net assets acquired in exchange for shares in connection
    with asset acquisition                                                          2,667            --

See accompanying notes to consolidated financial statements.


Consolidated Statements of Changes in Shareholders' Equity (U.S. GAAP)

                                                                                             Accumulated
                                             Ordinary shares                                    Other                      Total
                                         ---------------------   Additional    Subscribed  Comprehensive  Accumulated  Shareholders'
in thousand (euro), except share data      Shares      Amount  Paid-in Capital   Shares        Loss         Deficit      Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2003          20,754,075    20,754      190,335        215        (2,102)       (127,323)      81,879
------------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
  Net loss                                                                                                  (39,927)     (39,927)
  Change in unrealized gain on
    available-for-sale securities                                                              (154)                        (154)
  Accumulated translation
    adjustments                                                                                (476)                        (476)
                                                                                                                       ------------
  Total comprehensive loss                                                                                               (40,557)
Issuance of shares in equity offering     7,160,000     7,160       70,816                                                77,976
Exercise of stock options and
  convertible bonds                         827,119       827        1,472       (215)                                     2,084
Compensation costs for stock
  options and convertible bonds                                      3,451                                                 3,451
------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2004          28,741,194    28,741      266,074         --        (2,732)       (167,250)     124,833
------------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
  Net loss                                                                                                  (62,207)     (62,207)
  Change in unrealized gain on
    available-for-sale securities                                                              (684)                        (684)
  Accumulated translation
    adjustments                                                                               1,323                        1,323
                                                                                                                       ------------
  Total comprehensive loss                                                                                               (61,568)
Issuance of shares in asset
  acquisition                             1,311,098     1,311       11,768                                                13,079
Exercise of stock options and
  convertible bonds                          99,465       100          424                                                   524
Compensation costs for stock
  options and convertible bonds                                      6,665                                                 6,665
------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2005          30,151,757    30,152      284,931         --        (2,093)       (229,457)      83,533
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.